AUSTRAL PACIFIC ENERGY LTD.
284 Karori Rd
Karori
Wellington
NEW ZEALAND

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     To be held on June 8, 2005 at 4:00 pm (Pacific Daylight time)
at Suite 1500 – 1055 West Georgia Street, Vancouver, B.C., Canada

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Austral Pacific Energy Ltd. (the "Company") will be held on Wednesday, June 8, 2005, in the Main Boardroom at the offices of the Company’s Canadian attorneys, Lang Michener LLP, at Suite 1500 –1055 West Georgia Street, Vancouver, B.C., Canada at 4:00 pm (Pacific Daylight time) for the following purposes:

ANNUAL MEETING MATTERS

1.	To receive the consolidated financial statements for the year ending December 31, 2004, together with the auditors’ report thereon;

2.	To elect the directors of the Company;

3.	To appoint auditors for the ensuing year;

4.	To authorize the directors to fix the auditors’ remuneration;

SPECIAL MEETING MATTERS

1.
To approve an ordinary resolution confirming the amendment to section 10.12 (Quorum) and the deletion of section 10.24 (Only Two Shareholders) of the 2003 By-Laws of the Company, which changes are necessitated largely by the Company’s application for an AMEX listing;

2.
To authorize the Company’s directors to complete a private placement of up to 7 million common shares and up to 3.5 million common share purchase warrants at prevailing market prices as more particularly described in the accompanying Management Proxy Circular.

OTHER MATTERS

To transact such other business as may properly come before the meeting or any adjournment thereof. (Management is not currently aware of any other business expected to come before the Meeting.)

The Management Proxy Circular and a copy of the 2004 Annual Report, including the audited consolidated financial statements of the Company for the year ended December 31, 2004, and a Proxy Form, accompany this Notice of Meeting. The Management Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

DATED at Wellington, New Zealand as at May 11, 2005.

By Order of the Board of Directors of

AUSTRAL PACIFIC ENERGY LTD.

“David Newman”

David Newman
Chairman of the Board

AUSTRAL PACIFIC ENERGY LTD.
284 Karori Rd
Karori
Wellington
NEW ZEALAND

MANAGEMENT PROXY CIRCULAR
As at April 13, 2005

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Austral Pacific Energy Ltd. (the “Company”) to be voted at the Annual and Special Meeting of the shareholders of the Company to be held at the time and place and for the purposes set out in the accompanying Notice of Meeting and at any adjournment of the Meeting (the “Meeting”).

In this Management Proxy Circular, references to “Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not register their Shares in their own name but rather leave them with Intermediaries, and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

Dollar amounts are stated herein in Canadian dollars unless otherwise stated.

SOLICITATION OF PROXIES

The enclosed Proxy is solicited by and on behalf of the management of the Company. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at a nominal cost. The Company has made arrangements with Intermediaries to forward solicitation materials to Beneficial Shareholders of the voting Shares in the capital of the Company held of record by such Intermediaries and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The cost of solicitation by management will be borne by the Company.

APPOINTMENT OF PROXYHOLDERS

The persons named in the Proxy are the Chairman and the Company Secretary of the Company. A shareholder may appoint any other person to attend and act for him or her at the Meeting. To exercise this right, a shareholder must strike out the proxyholder names shown and insert the name of his or her nominee in the space provided, or must complete and deliver another suitable form of proxy.

REVOCATION OF PROXIES

A shareholder who has deposited a proxy may revoke it in any manner provided by law including by (a) signing a proxy bearing a later date or any other instrument in writing executed by the shareholder or by a duly authorized attorney, officer, or other representative (the “Instrument”), and delivering or faxing the same to the same address required for depositing the original proxy, at any time up to and including 48 hours before the time set for the Meeting or any adjournment of it, or to the Chairman of the Meeting before the time set for the start of the Meeting; or (b) attending the Meeting in person and registering with the scrutineer as a registered shareholder personally present for voting purposes; or (c) by depositing the Instrument at 200 – 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2, Canada, the registered office of the Company, at any time up to and including the last business day preceding the day of the Meeting.

REGISTERED SHAREHOLDERS

If you are a registered shareholder of the Company, you may vote the Shares you hold in the Company either by attending the Meeting in person or, if you are unable to attend the Meeting in person, by completing, dating and executing the accompanying Proxy Form and depositing it (and any required instrument evidencing authority to sign it) at the office of the relevant Share Registrar of the Company (the “Share Registrar”) (as set out on the Proxy Form) by hand, mail or fax at any time up to and including 48 hours before the time set for the Meeting or any adjournment of it, or with the Chairman of the Meeting on the day of the Meeting, before 4:00 pm on June 8, 2005 (PDT).

BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to many shareholders of the Company who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies which can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Applicable Canadian regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed in order to ensure that the Shares are voted at the Meeting.

There are two kinds of Beneficial Shareholders under Canadian regulatory policy – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, companies (including the Directors and Officers of the Company) had no knowledge of the identity of any of their Beneficial Shareholders including NOBOs. After September 1, 2002, companies could, subject to the provisions of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers, request and obtain a list of their NOBOs from Intermediaries via their transfer agents. Prior to September 1, 2004, companies could obtain this NOBO list and use it for specific purposes connected with the affairs of the company, except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of the National Instrument. Effective for shareholder meetings taking place on or after September 1, 2004, companies can obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs (not via Intermediaries). This is stage two of the implementation of this Canadian policy Instrument.

This year, the Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs will receive a scannable Voting Instruction Form (VIF) from the Company’s Share Registrars. These VIFs are to be completed and returned to the Share Registrar in the envelope provided or by facsimile to the number provided in the VIF. The Share Registrar will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs it receives.

Beneficial Shareholders Who Are Not NOBOs

Beneficial Shareholders who are not NOBOs should carefully follow the instructions of their Intermediary in order to ensure that their Shares are voted at the Meeting.

The form of proxy that will be supplied by your Intermediary will be similar to the Proxy Form provided to registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a VIF in lieu of the Proxy Form provided by the Company. The VIF will name the same persons as the Company’s Proxy Form to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the VIF to represent the Beneficial Shareholder at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to ADP, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a VIF from ADP, you cannot use it to vote Shares directly at the Meeting -the VIF must be returned to ADP, in accordance with its instructions, well in advance of the Meeting, in order to have your Shares voted.

Although as a Beneficial Shareholder, you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your Intermediary, you may attend at the Meeting as proxyholder for your Intermediary and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your Intermediary, you should enter your own name in the blank space on the VIF provided to you and return the same to your Intermediary in accordance with the instructions provided by your Intermediary, well in advance of the Meeting.

Alternatively, you can request in writing that your Intermediary send to you a legal proxy which would enable you to attend at the Meeting and vote your Shares.

Beneficial Shareholders Receiving Materials Directly

This Management Proxy Circular and related material is being sent to both registered and Beneficial Shareholders of the Company. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your Request for Voting Instructions.

Beneficial Shareholders Receiving Materials Through Intermediary

If you are a Beneficial Shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee or any other Intermediary, please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

VOTING BY PROXYHOLDER

The persons named in the accompanying Proxy Form will vote or withhold from voting the Shares represented by the Proxy Form in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy confers discretionary authority on the persons named in it with respect to:

(a)	each matter or group of matters identified in the proxy form for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified in the proxy form, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy Form, the persons named in the Proxy Form will vote Shares represented by the Proxy at their own discretion for the approval of such matter.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s By-Laws provide that a quorum for the transaction of business at any shareholders’ meeting is two shareholders or proxyholders present, representing a minimum of five percent of the issued voting Shares in the Company. This requirement applies to the quorum for the Meeting, despite the resolution to be put to the Meeting seeking to increase the quorum requirement (to 33 1/3%) for future meetings of shareholders, as required by AMEX.

A simple majority of votes cast at the Meeting is required to pass all resolutions. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

VOTING SHARES AND PRINCIPAL HOLDERS

The Company has an unlimited authorized capital of Common Shares without par value. As of April 13, 2005, the Company had 18,566,453 Common Shares outstanding, each Share carrying the right to one vote. The share transfer books of the Company will not be closed, but the Board of Directors has fixed 5:00 pm on May 4, 2005 as the record date for the determination of shareholders entitled to legal notice of, and/or to vote, at the Meeting and at any adjournment. The Company anticipates that the number of outstanding Shares will not change materially between the date of this Management Proxy Circular and the record date. Any investors participating in the proposed placement, referred in “Particulars of Other Matters to be Acted Upon”, would not be entitled to vote at the Meeting.

Only registered shareholders at the close of business on the record date who either attend the Meeting personally or complete, sign and deliver a Proxy Form in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting, except to the extent that:

(a) the shareholder has transferred the ownership of any such share after the record date,

and

(b) the transferee produces a properly endorsed share certificate for or otherwise establishes ownership of any of the transferred Shares and makes a demand to the Company’s Share Registrars no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

To the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 5% of the voting rights attached to all outstanding Shares of the Company as at April 13, 2005, other than as set out below:

Name and Residence	Number of Shares	Percentage of Outstanding Shares
Peter Loretto(1)
Vancouver, B.C., Canada

Alex Guidi (2)
Vancouver, B.C., Canada

Trans-Orient Petroleum Ltd. (3)
Vancouver, B.C., Canada

Exploration Capital Partners
Limited Partnership
Carlsbad, California, USA	2,378,390 1,693,315 1,429,940 1,015,196(4)	12.81% 9.13% 7.70% 5.47%
Notes:
(1)
Mr. Loretto is a former director of the Company. Mr. Loretto is a principal shareholder of Trans-Orient Petroleum Ltd. (“Trans- Orient”), and as such Mr. Loretto’s holdings as disclosed include Trans-Orient’s holdings.

(2)	Mr. Guidi is a former director and promoter of the Company.
(3)	Trans-Orient is a public company traded on the OTC Bulletin Board in the United States. Mr. Zinkhofer and Dr. Bennett are former directors of Trans-Orient.
(4)	As reported under public filings dated February 4, 2005.

20 Largest Registered Holders of Common Shares as at April 13, 2005

This list is required to be disclosed by regulations under New Zealand securities law. In New Zealand, most shareholders hold shares in their own names and this list is intended to give information about the major shareholders of the Company. Due to the common practice in North America for shares to be held via Intermediaries, this list does not provide that information accurately for North American shareholdings, as it does not take account of holdings of beneficial shareholders (of which there are some 6,400). See table above for major shareholders holding over 5%, directly or indirectly, for a more accurate view of major shareholdings in the Company.

Name of Registered Holder	Country of Residence	Common Shares %
CDS & Co (1)	Canada	7,815,456	42.09
Cede & Co (1)	United States of America	3,636,696	19.59
Exploration Capital Partners Limited Partnership	United States of America	904,546	4.87
New Zealand Central Securities Depository Limited (1)	New Zealand	693,910	3.74
Hubbard Churcher Trust Management Ltd	New Zealand	231,113	1.24
Brant Investments Limited	Canada	227,273	1.22
Helicopters (NZ) Limited	New Zealand	222,224	1.20
Dagger Nominees Limited	New Zealand	208,580	1.12
J H Oakley	New Zealand	172,640	0.93

Name of Registered Holder	Country of Residence	Common Shares %
P G Lennon	New Zealand	162,300	0.87
Nessock Custodians Limited (1)	New Zealand	144,446	0.78
J M Lean	New Zealand	125,000	0.67
Ghurka Investments Limited	New Zealand	116,113	0.63
A J Hubbard	New Zealand	111,113	0.60
G Barfoot	New Zealand	92,200	0.50
Hendry Nominees Limited	New Zealand	83,510	0.45
R A Brierley	New Zealand	74,075	0.40
Nelson Fisheries Limited	New Zealand	71,019	0.38
DJ Bennett, JM Lean & I Pearson	New Zealand	66,668	0.36
TOTALS		15,158,882	81.64
Note:
(1)	These shareholders hold shares on behalf of numerous beneficial shareholders, each such shareholder being entitled to exercise their shareholding rights individually

FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the year ended December 31, 2004 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements and the report of the auditor are included in the Annual Report which, together with the related Management Discussion and Analysis, were mailed to shareholders with the Notice of Meeting and this Management Proxy Circular. Additional copies may be obtained from the Secretary of the Company upon request and will be available at the Meeting. The financial statements are also available for internet download at the Canadian securities regulatory administrators’ website at www.SEDAR.com.

APPOINTMENT OF AUDITORS

The audit committee of the Board of directors of the Company recommends to the shareholders the reappointment of KPMG, Chartered Accountants, as auditors of the Company. KPMG were first appointed as auditors of the Company at the Company’s AGM on June 25, 2004. A further resolution to be passed authorizes the Board to fix their remuneration.

The named proxyholders, unless directed otherwise by the shareholders completing the proxy, intend to vote for the re-appointment of KPMG, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of the Company, and to authorize the Board to fix their remuneration.

ELECTION OF DIRECTORS

The Articles of the Company provide that the number of directors of the Company will be a minimum of three and a maximum of 11. The directors have established the number of directors of the Company to be elected at the Meeting as six (6).

Each director elected holds office until the conclusion of the next annual meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the By-Laws of the Company or the provisions of the Business Corporations Act (Yukon) or if he or she becomes disqualified to act as a director. Consequently, the term of office of each of the current directors will end at the conclusion of the Meeting.

The following table sets out the names of management’s 6 nominees for election as director, all offices in the Company each nominee now holds, each nominee’s principal occupation, the period of time during which each nominee has been a director of the Company and the number of Shares of the Company beneficially owned, directly or indirectly, or over which each nominee exercised control or direction, as at April 13, 2005 and December 31, 2004:

Name, Position, Province & Country of Residence (1)	Period during which has Served as a Director of the Company	Shares Beneficially Owned or Controlled(1)
		As at Apr 13, 05	As at Dec 31, 04
Dr. David Bennett Company Executive, Austral Pacific Energy Ltd. Wellington, New Zealand Chief Executive Officer, President, Director	Oct 30, 1996 to Sept 26, 2003; Jun 25, 2004 to present	221,768 (4)	221,768
Ronald Guiseppe Luigi Bertuzzi (2) Retired Sales Manager Vancouver, British Columbia, Canada Director	Oct 2, 1992 to Oct 30, 1996 Mar 31, 1998 to present	5,358	5,358
Garth Evan Johnson (3) Chief Financial Officer – DLJ Management Corp. Vancouver, British Columbia, Canada Director	May 28, 2003 to present	Nil	2,580
David Newman (2)(3) Company Director Wanganui, New Zealand Director, Chairman of the Board and Remuneration Committee	Sept 26, 2003 to present	30,000	30,000
Peter Purcell Tapper (2)(3) Company Director Pakuranga, Auckland New Zealand Director, Chairman of Audit Committee	Sept 26, 2003 to present	7,500	7,500
Bernhard Josef Zinkhofer Lawyer, Lang Michener Richmond, British Columbia, Canada Director	Mar 27, 2001 to present	81,600	81,600
Notes:
(1)
The information as to country of residence, principal occupation and Shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.

(2)	Denotes member of Audit Committee.
(3)	Denotes member of Remuneration Committee.
(4)	Held on behalf of the DJ and JM Bennett Family Trust, and as to 125,600 Shares, by Dr. Bennett’s spouse.

Dr. Bennett holds options to purchase 900,000 Shares of the Company (600,000 all of which have vested and 300,000 vesting of which is dependent on company performance).
Mr. Bertuzzi holds options to purchase 50,000 Shares of the Company all of which have vested.
Mr. Johnson holds options to purchase 20,000 Shares of the Company, 10,000 all of which have vested, and 10,000 vesting over three years.
Mr. Newman holds options to purchase 25,000 Shares of the Company, vesting over eighteen months.
Mr. Tapper holds options to purchase 25,000 Shares of the Company, vesting over eighteen months.
Mr. Zinkhofer holds options to purchase 75,000 Shares of the Company all of which have vested.

The names of further nominees for election may come from the floor at the Meeting. The Company has received no other nominations for election to the Board of directors or any other shareholders’ proposal as permitted by section 138 of the Business Corporations Act (Yukon).

The Company’s Board of directors does not contemplate that any of its nominees will be unable to serve as a director.

The Company does not have an executive committee of its directors.

Information Regarding Management’s Nominees for Election to the Board of Directors

The biographical summaries noted below have been supplied by the respective nominees:

Dr. Bennett has been an officer of the Company since October 1996, being appointed as Chief Executive Officer on October 30, 1996. Dr. Bennett received a Bachelor of Arts (Natural Sciences) from Cambridge University in 1968 and a Master of Science in Exploration Geophysics from the University of Leeds in 1969. In 1973, Dr. Bennett received his doctorate in Geophysics from the Australian National University and from 1973 to 1975 conducted post-doctoral research at the University of Texas (Dallas). From 1975 to 1977, Dr. Bennett was a post-doctoral fellow and lecturer at the Victoria University of Wellington, New Zealand. From 1977 to 1982, Dr. Bennett was employed by the Department of Scientific and Industrial Research, Government of New Zealand and from 1982 to 1994 was employed as geophysicist, exploration manager and finally general manager by New Zealand Oil and Gas Ltd. Dr. Bennett was an independent consultant from 1994 to 1996 when he joined the Issuer and other associated companies.

From April 1997, Dr. Bennett was the President and a Director of Trans-Orient Petroleum Ltd. In 2000, Dr. Bennett resigned the position of President of Trans-Orient Petroleum Ltd, and in 2001 resigned as a member of the board of directors of that company. He was also, from April 1997 to April 2001, a member of the board of directors of Durum Cons. Energy Corp. (since re-named TAG Oil Ltd.), and from June 1998 to January 2003, a member of the board of directors of AMG Oil Ltd. Dr. Bennett was a director of the Company from October 1996 to September 2003, when he resigned to allow 2 independent New Zealand directors to be appointed, before the New Zealand public offer commenced. He was reappointed to the Board at the AGM in June 2004.

Mr. Bertuzzi received a Bachelor of Economics from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. He has now retired but for the 10 years previous, Mr. Bertuzzi was a sales manager with El Rad Services of Vancouver, B.C. in Canada.

Mr. Bertuzzi is a past member of the board and a past President of Gondwana Energy, Ltd. and is a past member of the board of AMG Oil Ltd. The Board considers that Mr. Bertuzzi will be an Independent Director if re-elected.

Mr. Johnson started working with the Company and its associated companies in 1997 as the Corporate Accountant and has been a Director of the Company since May 2003. Mr. Johnson has worked in private and public businesses since 1994 and he provides the Company with extensive experience in finance, accounting and regulatory reporting for international oil and gas companies. Mr. Johnson is also a Board

Member of TAG Oil Ltd., an associated company by way of major shareholders of the Company. Mr. Johnson is a Certified General Accountant, who resides in Vancouver, British Columbia, Canada. The Board considers that Mr. Johnson will be an Independent Director if re-elected.

Mr Newman is a Chartered Accountant and formerly Chief Executive Officer of the Institute of Directors in New Zealand. He previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand Limited (1990 - 1994).

Mr. Newman’s current directorships include Chairman of Infratil Limited (director since February 1994), of Finmedia Limited (director since December 1999), and of Wellington International Airport Limited (director since December 1998). Mr Newman is also a member of the Board of Guardians of the New Zealand Superannuation Fund and a director of Infratil Airport Holdings Limited. Mr. Newman’s past directorships have included Chairman of the Norwich Union and State Insurance Group in New Zealand, Chairman of the NZ Refining Company Limited, a member of the advisory board of BP Australia and a director of New Zealand Post Limited. The Board considers that Mr. Newman will be an Independent Director if reelected.

Mr. Tapper has an Honours degree in Civil Engineering from the University of Auckland, New Zealand and he has had a career in the oil and gas industry, working for Royal Dutch Shell for 34 years (1956 –1990). Mr. Tapper’s career included a large number of overseas postings, working in Holland, Brunei, Indonesia, USA, Qatar, and Australia and he is widely recognized for his extensive experience and expertise in offshore and large condensate fields, LNG production and export. While employed by Shell, Mr. Tapper held senior management positions, which included Deputy Managing Director (and Technical Director) of Shell Brunei, and (on secondment from Shell) Executive General Manager of Woodside Offshore Petroleum (the operator of the North West Shelf Project, a joint venture between Shell, BP Chevron, BHP, Mitsubishi, Mitsui and Woodside). Mr. Tapper’s past directorships have included various Shell and Woodside companies, Chairman of Mermaid Port and Marine Services, the Dawson Group and Chairman of Coplex Resources Limited. He is a Fellow of the Institute of Engineers (Aust), a Fellow of the Energy Institute (UK), a Chartered Engineer (UK), Member of the Institution of Civil Engineers (UK) and a Member of the Institute of Professional Engineers of New Zealand. The Board considers that Mr. Tapper will be an Independent Director if re-elected.

Mr. Zinkhofer was educated at the universities of Calgary (B.Comm-1977) and Victoria (LL.B-1983) and is accredited as a Chartered Accountant (1980) and as a lawyer (1984). He has practised law as a partner at the law firm of Lang Michener LLP in their Vancouver, British Columbia office since 1992.

Mr. Zinkhofer also serves or has served as a director of Trans-Orient Petroleum Ltd (1997 - 2003), TAG Oil Ltd. (previously called Durum Cons. Energy Corp.) (1997 - 2003), Strategic Technologies Inc. (1995 to present), Helijet International Corp. (1996 - 2004), Foran Mining Corp. (1997 - 2000), Caliente Capital Corp. (1999 - 2003), Verida Internet Corp. (1999 - 2001) and Arrabbiata Capital Corp. (2002 - 2004). The Board considers that Mr. Zinkhofer will be an Independent Director if re-elected, notwithstanding that his law firm is one of several law firms providing legal services to the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A. Amendment to By-Laws

On April 15, 2005, the directors of the Company amended the 2003 By-Laws of the Company by:

(a)	deleting section 10.12 (Quorum) and replacing it with the following:

“10.12 Quorum - Save as herein otherwise provided, a quorum will be two shareholders present in person or by proxy representing a minimum of thirty-three and a third percent of the issued voting shares in the Corporation. The directors, the secretary or, in his or her absence, an assistant secretary, and the solicitor of the Corporation will be entitled to attend at any general meeting; however, no such person will be counted in the quorum or be entitled to vote at any general meeting unless he or she is a shareholder or proxyholder entitled to vote thereat. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the commencement of a meeting of shareholders, the meeting shall be deemed adjourned and shall be reconvened at the same time and place on a date that the directors may determine which is not less than seven days nor more than 30 days later, information in respect of which adjournment shall be provided in a press release (if the Corporation is publicly traded) confirming the circumstances and disseminated forthwith after the adjournment. If the Corporation is not publicly traded then a notice of the subsequent meeting date shall be sent to shareholders upon the initial adjournment. Upon the reconvening of the meeting on the determined date, whatever number of shareholders are represented at the adjourned meeting shall be deemed to be the quorum for all purposes.”

and

(b)	deleting section 10.24 (Only Two Shareholders) in its entirety.

The Board resolved that the foregoing amendments would take effect from the end of the Meeting, if they were confirmed by the shareholders by ordinary resolution. An ordinary resolution is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If the amendments to the 2003 By-Laws are not confirmed by shareholders at this Meeting, the amendments will not be effective and the Company’s AMEX listing could be jeopardized.

The directors made the amendments because the existing quorum requirement for shareholder meetings, in the former section 10.12, required only two shareholders or proxyholders representing a minimum of five percent of the issued voting shares of the Company; and section 10.24 provided for a circumstance where the Company had only two shareholders. The directors are required under AMEX rules to establish a one-third quorum requirement. Section 10.24 was deleted as a housekeeping matter as it is inconceivable that the Company would have only two shareholders, absent a take-over or other organic change.

As a result, the directors strongly recommend that the shareholders approve the amendment to the quorum requirements.

B. Authority to Complete Private Placement of Shares and Warrants

The Company recently achieved approval in principle to list its common shares on the American Stock Exchange (“AMEX”) on or before April 18, 2005, subject to meeting listing conditions on the date of listing. The Company was in the process of seeking additional capital at the time of the AMEX listing and AMEX listing Rule 713 requires prior shareholders’ approval for the issuance or potential issuance of common shares which would amount to 20% of the Company’s outstanding shares where that issuance is also priced at any discount to the market value of the shares. Under the rules of the TSX Venture Exchange, the Company is allowed to issue shares at a discount of up to 15% from market to compensate investors for the risks involved in the minimum 4 month hold period which attaches to privately placed (that is, non-prospectus registered) shares.

Management of the Company is seeking to privately place approximately 7 million shares and expects to provide warrant coverage for these shares in the 50% range (i.e. one share plus up half a warrant to purchase another share). Pricing of the shares has not yet been determined but management is seeking to price the shares at what would be a premium to the market price as of the date of printing of this Circular. However, it is possible, due to fluctuations in the market, that the shares will be priced at a permitted discount to the market at the time the offering is completed. Management will require that the shares be sold with a degree of distribution, which ensures there will be no change of control as a consequence of the offering. Members of management may participate in the placement on the same terms as all other investors. Therefore, in order to obviate the need for a further shareholders’ meeting to comply with AMEX requirements, management requests that shareholders pass the following resolution:

“Resolved, as an ordinary resolution that the directors of the Company be authorized to complete a private placement of up to 7 million shares plus 3.5 million share purchase warrants at a price per share that is determined by the directors and which may be discounted from the prevailing market price at the time of placement by up to 15% as permitted by the policies of the TSX Venture Exchange”

Management believes the Company should avail itself of favourable market conditions for oil and gas explorers and accordingly recommends that shareholders approve the resolution. There can be no certainty that management will be successful in the fund-raising.

OTHER MATTERS

The management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting. If any other matters properly come before the Meeting, the Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy, subject to instructions on the face of the Proxy to the contrary.

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered for inclusion in the management proxy circular for the 2006 annual meeting of the Company (expected to be held in June 2006) must be received by the Secretary of the Company on or before the close of business on March 1, 2006.

ADDITIONAL INFORMATION AVAILABLE

Financial information about the Company is available in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which have been mailed to shareholders with this Management Proxy Circular.

Additional information relating to the Company is on the Canadian securities regulatory administrators’ website at www.SEDAR.com. Further copies of the financial statements and Management Discussion and Analysis (“MD&A”) may be obtained from the Secretary of the Company by contacting the Secretary by email, fax, mail or phone at the address at the end of this Management Proxy Circular, or by internet download from www.SEDAR.com.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

"Named Executive Officer" or “NEO” means the Chief Executive Officer and the Chief Financial Officer, and each of the Company's three highest compensated Executive Officers, other than the CEO and CFO, whose total salary and bonuses exceeds $150,000 per annum.

In fiscal 2004, the Company had three “Named Executive Officers” – Dr. David Bennett, its CEO, President and a director, Nigel Robinson, its CFO, and Terry Russell, its Exploration Manager. The Company had two other executive officers – Jenni Lean, its Commercial Manager and a director of certain subsidiaries (who resigned that position with effect from January 29, 2005), and Jeanette Watson, the Company Secretary. The Chairman of the Company does not perform his functions on a full-time basis, and therefore is not defined as an executive officer.

Nigel Robinson resigned as CFO effective April 29, 2005. Bruce McGregor has been appointed as CFO to replace Mr. Robinson as at that date.

The following table summarizes the compensation paid during the last three fiscal years to the Named Executive Officers of the Company:

SUMMARY COMPENSATION TABLE

Named Executive Officer and Principal Position	Year Ended	Annual Compensation		Long-Term Compensation
				Awards		Payouts
		Salary (US$) (3)	Other Annual Compen- sation (US$)	Securities Under Options Granted (#)	Shares or Units subject to Resale Restriction (US$)(4)	LTIP Payouts (US$)	All Other Compen -sation (US$)
Dr. David Bennett CEO Nigel Robinson(1) CFO Terry Russell(2) Exploration Manager	2004 2003 2002 2004 2003 2004 2003	223,723 197,165 152,177 51,036 13,703 146,256 136,962	Nil Nil Nil Nil Nil 17,500 Nil	Nil Nil 900,000 Nil Nil Nil 10,000	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Notes:
(1)	Mr. Robinson was employed by the Company from September 2003.
(2)	Mr. Russell was employed by the Company from February 2003.
(3)	NEOs are employed by, and salaries or fees are paid by, a subsidiary of the Company, Austral Pacific Energy (NZ) Limited, under a management contract to the Company.
(4)
126,000 shares, and 900,000 shares subject to the exercise of options, are subject to restrictions on resale as at the end of fiscal 2004. 600,000 options have fully vested since the date of grant of the options. 300,000 options are subject to a performance-based vesting condition. Dividends (if any were declared) would be payable on shares subject to resale restrictions.

LTIP Awards; Options

No awards under a long-term incentive plan nor any individual options to purchase Shares were granted to NEOs, other officers or directors of the Company during the year ended December 31, 2004, except 10,000 options granted to Garth Johnson, a director, as approved by the directors on February 13, 2004, with an effective date of June 25, 2004, after approval of the Share Option Plan at the 2004 AGM. These were the only options granted by the Company during fiscal 2004. The exercise price is US$1.25. The market value of the underlying securities on the effective date of grant was US$2.20 (30-day high prior to date of grant being US$2.50; 30-day low US$1.70) . The expiration date of the options is June 25, 2009.

The value of unexercised ‘in the money options’ at December 31, 2004, was US$915,625 (US$982,250 in 2003).

During the year ended December 31, 2004, the following stock options were exercised by Named Executive Officers, other officers or directors of the Company:

Name	Securities Acquired on Exercise (#)	Exercise Price (US$)	High/Low in previous 30 days before exercise (US$)	Aggregate value realized (US$)	Unexercised Options at Year- End (#) Exercisable /Unexercisable	Value of Unexercised Options at Year- End (US$) Exercisable /Unexercisable
Dave Bennett	Nil	N/a	N/a	Nil	600,000/300,000	1,260,000/630,000
Nigel Robinson	Nil	N/a	N/a	Nil	Nil	Nil
Terry Russell	10,000	1.25	3.39/2.99	17,500	Nil	Nil
Jeanette Watson	10,000	1.25	3.01/2.10	15,600	Nil	Nil
Jenni Lean	150,000	1.00	3.40/2.18	360,000	Nil	Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

The following employment contracts exist between the Company’s subsidiary and the Named Executive Officers:

Contract of Employment dated November 21, 2001, between David Bennett and Austral Pacific Energy (NZ) Limited;
Individual Employment Agreement dated August 29, 2003, between Nigel Robinson and Austral Pacific Energy (NZ) Limited;
Individual Employment Agreement dated December 12, 2002, between Terence Russell and Austral Pacific Energy (NZ) Limited.

Dollar amounts under employment contracts are as disclosed in the Summary Compensation Table.

The compensatory plan(s) or arrangement(s), with respect to any Named Executive Officer where the NEO is entitled to receive more than $100,000 from the Company, resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control are as follows:

David Bennett is entitled to receive six months’ notice of termination, and upon termination (without cause), payment at the rate of 2 months’ pay per year of service (limited to a maximum of 24 months’ pay) from 1 October 1997.

Composition of Compensation Committee

In April 2004, the Board of directors established a compensation committee. This committee currently consists of Mr. Newman (Committee Chair), Mr. Johnson and Mr. Tapper. Dr. Bennett, who was then, and remains, CEO of the Company, was a member of the committee from April 2004 until his replacement on the committee by an independent director, Mr. Tapper, on November 8, 2004.

Report on Executive Compensation

The functions of the Company’s compensation committee are to review and recommend to the Board on matters relating to compensation of directors and management. It has not yet put in place any specific policies for determining the compensation of executive officers.

The Board of directors are considering the adoption of a policy on granting incentive stock options to “service providers” – being directors, employees and long-term consultants having a particular relationship with the Company, as contemplated by the 2004 Share Option Plan, adopted and approved by shareholders at the AGM in 2004. This policy would allow, but would not mandate, grants of options to executive officers and other service providers on an annual basis, on the recommendation of the compensation committee.

The Board has a policy of compensating executives which is commensurate with current market demand and supply, and also is on parity with companies of similar nature. The emphasis on options or cash compensation is balanced so that options incentivise management for future reward based on success of the company and the cash component of compensation is based on market parity, taking into account the international nature of the Company’s business and the calibre of the executive.

The Company does not offer superannuation, medical, vehicle or other benefits as it believes that in New Zealand, these are best dealt with on a personal basis by the individual executive, in order to keep Company overheads as low as possible.

The amount and terms of outstanding options subject to restrictions on resale was taken into account when determining whether and how many new option grants would be made.

The relationship of the measurement of the Company’s performance to executive compensation is both qualitative and quantitative. The nature of the oil and gas exploration business is such that quantitative measures based on financial statements are generally inappropriate for an exploration company with early stage production. Quantitative measures are more appropriate for businesses such as manufacturing (being more predictable enterprises) but also will carry a heavier weight in the production side of Austral’s business which is expected to be increasingly important commencing in calendar year 2005.

Qualitative measures of success in the industry can also be considered in part by judging the ability of the company to relate to: a) government departments for award of permits and other negotiations; b) other exploration companies such that the Company reduces risk by sharing operations; c) utilities so that the Company can negotiate sale of product; d) industry associations such that the Company obtains information about opportunities relevant to its business; and e) research institutions so that the Company has access to and is aware of research initiatives that can affect its business and opportunities.

The Company has many permits and joint venture participants, considering its size, and has generally good relations with other industry participants and utilities, as evidenced by the Cardiff farm-in by Genesis Energy (a utility - primarily electricity generation and distribution) and the Kahili gas pre-payment and production station funded by NGC (primarily a gas supply utility).

The Company is an executive member of the Petroleum Exploration and Production Association of New Zealand Inc. and the Omata Tank Farm User’s Group which relates to information on the sale of oil, and the storage tank farm usage in New Zealand.

Bonuses have not traditionally been awarded to Company executives.

The CEO’s compensation has not been amended since 2002. The basis for his compensation to December 2004 is on making commercial discoveries which can be brought to market and managing the Company so that it has the resources to drill wells - which are the vehicles for discoveries which ultimately determine the success of the Company. Commercial discoveries have occurred with Goldie in 2001, Kahili in 2002, Cheal in 2003 and, it is believed, for Cardiff in 2005.

The CEO’s compensation is also related to his ability to deliver value to shareholders through the stock market appreciation in the Company’s shares. There has been a significantly good result in the 2004 year– see graph below.

Note: The Company’s Shares have been trading on the OTC Bulletin Board (“OTC”) since January 1999. A yearly index of the OTC is not available for comparison purposes. The TSX Venture Exchange (“TSX-V”) Composite Index was established on December 10, 2001. The Shares commenced trading on the TSXV on January 2, 2004. Accordingly, a three-year comparison with the TSXV Composite Index has been used as a comparative for the value of an investment in the Company.

Compensation of Directors

The Chairman of the Board (if non-executive) receives US$25,000 per year, the chairman of the audit committee receives US$20,000 per year and each other non-executive director (except Mr. Zinkhofer) receives US$5,000 to US$7,500 per year. In fiscal 2004, the directors received a total of US$58,954.

Other Compensation

No financial assistance has been given to any shareholder, director, officer, or employee of the Company or a subsidiary of the Company, during the fiscal year ended December 31, 2004.

The Company indemnifies and insures its directors against liability to other parties (excluding a claim by the Company itself) that may arise from their position as directors. The indemnification requires that the director acted honestly and in good faith with a view to the best interests of the Company, and that he had reasonable grounds for believing that his conduct was lawful. A director may also claim indemnification for a claim by the Company itself where the director has acted in good faith, but such indemnification requires the approval of the Court.

During the year ended December 31, 2003, the Company also had in place a standard Directors & Officers Liability Insurance policy on behalf of every past, present or future director, secretary or officer for the Company and its subsidiary companies, against liabilities to other parties that may arise from their positions with the Company or its subsidiaries. The insurance does not cover liabilities arising from criminal actions. The limit of liability is NZ$10million. The insurance contract is subject to a deductibility of NZ$25,000 per claim. The premium payment was US$79,939. From November 2003, the Company also had in place an extension of such policy, covering liability of the directors (but not the Company) for issuance of the Prospectus dated November 14, 2003, at a premium payment of NZ$15,000. No premium amounts were paid by an individual director or officer and no claims were made or are pending under the policy.

EQUITY COMPENSATION PLAN INFORMATION

Information provided as of December 31, 2004:

Plan Category	Securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options (US$)	Securities remaining available for future issuance under equity compensation plans (#)
Equity Compensation Plans approved by securityholders	1,175,000	1.0585	745,000
Equity Compensation Plans not approved by securityholders	Nil	N/a	Nil
Total	1,175,000	1.0585	745,000

The Company established a share option plan for the granting of options to employees and service providers, which plan was approved by shareholders on June 25, 2004 at the annual general meeting of the shareholders, and accepted by the TSX-V. The Plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company, at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 3 years.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At December 31, 2004, and at the date hereof, there were no monies owing to the Company by any director, executive officer or employee, or proposed or former director, executive officer or employee, of the Company or any of its subsidiaries, or any associate of such persons.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors, officers and senior consultants of the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No current, past or proposed director or officer of the Company, nor their affiliates or associates, having any material or substantial interest, whether by way of beneficial ownership of the Company’s securities or otherwise, has a vote on any matter to be acted on at the Meeting other than the election of directors or appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no current, past or proposed director or officer of the Company, nor their affiliates or associates, having any material or substantial interest in the Company’s securities or otherwise, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, or any subsidiaries, except as disclosed herein or in a previous information circular mailed to shareholders:

An exploration drilling operation in Papua New Guinea was announced in February 2005. An unlisted British public company, Rift Oil PLC, has committed to fund the first US$6 million of expenditure on the Douglas-1 well, which will test a large, seismically defined structure in the foreland area of the proven productive Papuan Basin. Planning is underway for this well, which is scheduled for Third Quarter 2005. Jenni Lean, one of the Company’s officers, has agreed to join Rift as its CEO.

In fiscal 2004, office rents of US$37,553 were paid to a family trust controlled by Dr. Bennett. These amounts were fair market payments.

In fiscal 2004, Lang Michener LLP, the law firm in which Mr. Zinkhofer is a partner, performed legal services for the Company, and was paid US$81,771 in fees for such services.

In fiscal 2004, DLJ Management Ltd., a financial services firm of which Mr. Johnson is an employee, performed financial services for the Company, and was paid US$18,000 in fees for such services.

In December 2003, the Company reached an agreement in principle with Trans-Orient, which then held just over 10% of the Company’s Shares, whereby the Company would extend the term of 836,845 Series A Warrants held by Trans-Orient from December 31, 2003 to January 5, 2005 in consideration of Trans-Orient agreeing that the extended Series A Warrants shall be:

(i) increased as to exercise price by US$0.10 per Share (to US$1.50 per Share); and
(ii) exercisable into Shares only (they were previously exercisable into a Share plus a Series B Warrant which was itself exercisable into an additional Share at a price of US$2.50 per share).

Trans-Orient Petroleum exercised such warrants in accordance with their terms in fiscal 2004.

In June 2003, Dr. Bennett, as a trustee for a family trust, purchased 60,000 Special Class shares in the Company’s wholly-owned subsidiary at a price of US$0.80. These shares converted into 44,445 shares and 22,223 warrants of the Company at a price of US$1.10 in conjunction with the Company’s 2003 New Zealand public offering of US$1.37 shares (with half-warrants) which completed on January 5, 2004. The warrants were exercised in accordance with their terms in fiscal 2004.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Management Proxy Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board of directors of the Company.

DATED at Wellington, New Zealand, April 13, 2005

“David Newman”

David Newman
Chairman of the Board

Persons requiring further information or clarification of any matter herein are welcome to contact Jeanette Watson, Company Secretary, at PO Box 17-258, Karori, Wellington, New Zealand, telephone number: 64 4 4762 717, fax number: 64 4 4760 120, E-mail: mail@austral-pacific.com.